FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





    AXA FRANCE, BNP PARIBAS, HSBC FRANCE AND SOCIETE GENERALE CREATE A JOINT
                PLATFORM FOR EMPLOYEE SAVINGS PLAN ADMINISTRATION

Axa Epargne Entreprise,  BNP Paribas Epargne & Retraite Entreprises (BNP Paribas
ERE), HSBC Epargne Entreprise (HSBC EE) and Societe Generale are to create a joint platform for employee savings plan administration in France.

The joint venture, a simplified limited company (Societe Anonyme Simplifiee), with a capital of EUR213,607 on 1 January 2006, will be known as Service Epargne Entreprises. Ownership of its capital will be updated every year and will vary according to the volume of business given to it by each of the partners. It was as follows on 1 January 2006:

- 11.7% by Axa Epargne Entreprise,

- 33.5% by BNP Paribas ERE,

- 18.1% by HSBC EE,

- 36.7% by Societe Generale.

This platform is set to become the leading player in employee savings account administration in France, with more than four million accounts under management and over 300 employees. This joint venture will allow the four partners to take advantage of excellent growth opportunities offered by the employee savings market. The aim is to provide a growing number of companies and employees with a comprehensive range of high quality services, to support the expansion of employee savings and to provide a centralised account management service in association with several fund management companies.

The platform will allow the pooling of administration resources while at the same time allowing the partners to continue to distribute own-branded products to their own clients. Partners will be charged for the administration services received.

The Chairman and Chief Executive Officer of the joint venture will be Nicole Roosz-Longobardi, with Xavier Colomer appointed as Deputy Chief Executive Officer and Veronique Raby-Lemoine as Chief Operating Officer (HSBC).

Notes to editors:

The Axa group

The Axa group is a world leader in financial protection. Axa operates a geographically diversified set of businesses, with a focus on the markets of Western Europe, North America and the Asia-Pacific region. Axa reported EUR935 billion in assets under management at 30 June 2005, and revenues of EUR67 billion and underlying earnings of EUR2,640 million in fiscal 2004. For the first six months of 2005, Axa posted revenues of EUR37 billion and underlying earnings of EUR1,761 million under IFRS.

Corporate retirement savings at Axa France

Axa France offers its 9 million individual, professional and business customers a range of insurance, savings and support solutions, as well as banking services, geared to their needs. In 2005, Axa France became the number one player in the French corporate retirement savings market, with over EUR20 billion in assets under management (EUR14.8 billion in collective retirement savings and EUR6.7 billion in employee savings) and 20,000 business customers. Its offering is marketed by 12,000 sales staff (general agents, sales employees, brokers, etc.). AXA France's corporate retirement savings team combines the various deferred remuneration systems available to design a suitable solution, irrespective of the size and requirements of the businesses and their senior management teams. Once systems are implemented, AXA France's teams provide support to employees and the business in the form of a steady stream of information and follow-up.

BNP Paribas:

BNP Paribas (www.bnpparibas.com) is a European leader in banking and financial services. It also has a large and steadily growing presence in the United States and strong positions in Asia. BNP Paribas is the largest bank in the euro zone in terms of net earnings (2004). It has an extensive international network with offices in over 85 countries and more than 105,000 employees, including almost 80,000 in Europe. BNP Paribas has key positions in its three core businesses:
Corporate and investment banking, Asset management & services and Retail banking.

BNP Paribas Epargne & Retraite Entreprises:

BNP Paribas Epargne & Retraite Entreprises, a subsidiary of the BNP Paribas Group, is the first player in the French market to offer a global approach encompassing employee savings, employee share ownership, pensions and group health and disability insurance. At 31 December 2005, BNP Paribas Epargne &
Retraite Entreprises managed almost EUR12.3 billion of assets for 15,000 corporate clients.

HSBC Holdings plc:

HSBC is one of the largest banking and financial services organisations in the world. It has over 110 million customers worldwide served by more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific, the Americas, the Middle East and Africa. It had USD1,467 billion in assets at 30 June 2005. HSBC is "the world's local bank". For more information, please see www.hsbc.com.

HSBC Epargne Entreprise

HSBC Epargne Entreprise is the wholly-owned subsidiary of HSBC France specialised in corporate savings plans. HSBC Epargne Entreprise is one of the leaders providers in France of global and personalised solutions encompassing the various corporate savings vehicles, including employee savings, employee share ownership, group retirement plans and stock options plans.

With some 40 years of expertise, HSBC Epargne Entreprise offers a full and segmented range of employee savings products and services. It caters to the daily needs of 10,000 businesses and manages 800,000 savers' accounts. Assets under management totalled EUR3 billion at 30 June 2005. Its services are available across the HSBC group's banking network in France. For more information, please see www.hsbcee.com

Societe Generale

Societe Generale is one of the leading financial services groups in the eurozone. With a workforce of 93,000 worldwide, its activities are focused on three main business lines:

- Retail banking and specialised financial services, which has almost 19 million personal customers in France and abroad.

- Global investment management & services, where the group is one of the leaders in the eurozone with EUR1,317 billion in assets under custody and EUR370 billion in assets under management at end-September 2005.

- Corporate and Investment Banking, which has long been among the European and world leaders in the euro capital markets, derivatives and structured financing.

Societe Generale appears in the four main international sustainable development indices. The bank can be contacted via www.socgen.com.

Societe Generale and employee savings

One of the French leaders with market share of 14.3 per cent, the employees savings unit of the Societe Generale group had EUR10.2 billion under management at end-December 2005. It handles the accounts of 1.5 million savers resident in France and other countries in 16 different languages.

It implements employee savings solutions (including corporate savings plans, PERCO corporate collective pension plans, employee share ownership) for 10 400 companies in and outside France, to which it also provides support in relation to their group-wide plans (stock options, defined contribution and benefit plans), with the assistance of the Societe Generale group's specialised units.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 February 2006